

SilverCrest Announces Surface Drilling Results at Santa Elena Mine

TSX: SVL   NYSE MKT: SVLC   **For Immediate Release**

VANCOUVER, BC – March 30, 2015 – SilverCrest Mines Inc. (the "Company" or "SilverCrest") is pleased to announce results of the exploration and resource expansion drilling program completed in late 2014 at the 100% owned Santa Elena Mine in Sonora, Mexico. Twenty-one (21) drill holes, totalling 9,393 metres were completed to explore the western and eastern extensions of the Santa Elena Main Mineralized Zone ("MMZ") along strike and down dip as well as the adjacent Tortuga and El Cholugo Zones (See attached Figures). The results of all holes will be included in the Santa Elena Resource and Reserve update, scheduled to be released on March 31, 2015. Please refer to the Company's website at www.silvercrestmines.com for more information.

N. Eric Fier, CPG, P.Eng, Chief Operating Officer stated; "This drill program was successful in confirming continuity of the Santa Elena MMZ beyond current resource model limits and better defining geological boundaries where future infill underground drilling might be required. Moving forward, our focus for expanding Santa Elena resources with subsequent conversion to reserves will be on the El Cholugo (I & II), Tortuga and Santa Elena East. We also look to our 30/60 kilometre regional exploration program to provide new discoveries that might be treated at the Santa Elena facility."

The most significant assay results from this drilling program are shown in the following table. Intervals are considered near-true thickness. A location map for the drill holes is attached.

Hole #	From (m)	To (m)	Intercept (m)	Au gpt	Ag gpt
Santa Elena West (includes Tortuga deep intercepts)					
SE-14-02	172.8	183.8	**11.0**	0.72	28.7
includes	174.4	175.6	1.2	2.00	60.8
SE-14-02	**241.1**	**242.1**	**1.0**	**1.17**	**176.2**
SE-14-02	**299.7**	**302.9**	**3.2**	**1.33**	**103.6**
includes	**302.0**	**302.9**	**1.0**	**3.94**	**201.6**
SE-14-03	**79.8**	**82.8**	**3.0**	**2.15**	**98.0**
SE-14-06	**283.8**	**285.0**	**1.3**	**0.77**	**34.9**
SE-14-06	**289.3**	**293.8**	**4.5**	**0.64**	**43.5**
SE-14-06	**308.0**	**323.6**	**15.6**	**1.60**	**104.4**
includes	**308.0**	**312.0**	**4.0**	**2.87**	**161.5**
includes	**314.0**	**315.9**	**1.9**	**3.35**	**150.0**
SE-14-06	326.2	328.7	2.5	0.69	56.3
SE-14-06	333.0	335.1	2.1	0.13	12.9
SE-14-06	216.8	217.7	0.9	0.27	96.0
SE-14-06	252.0	270.0	**18.0**	0.20	43.2
SE-14-10	283.8	285.9	2.1	0.55	59.7

Hole #	From (m)	To (m)	Intercept (m)	Au gpt	Ag gpt
SE-14-10	295.1	301.0	5.9	0.60	53.6
SE-14-12	304.1	308.3	4.2	0.68	17.0
SE-14-12	313.9	315.5	1.6	0.34	59.8
SE-14-14	396.6	398.6	1.8	0.33	48.9
Tortuga					
SE-14-04	**76.6**	**77.5**	**0.9**	**5.46**	**108.0**
SE-14-04	90.0	91.1	1.1	2.99	38.3
SE-14-04	**261.6**	**262.6**	**1.0**	**2.96**	**1110.0**
SE-14-07	73.3	78.2	4.9	0.27	35.8
SE-14-07	273.5	276.0	2.5	0.36	38.3
SE-14-07	311.4	315.3	3.9	0.53	46.1
SE-14-07	382.5	383.5	1.0	0.17	82.1
SE-14-09	**15.9**	**18.0**	**2.1**	**6.68**	**27.2**
El Cholugo (I & II)					
SE-14-11	158.7	159.6	0.9	0.97	29.8
SE-14-11	209.1	211.1	2.0	0.38	27.6
SE-14-11	299.4	300.5	1.1	0.56	43.2
SE-14-11	340.7	342.0	1.3	1.53	83.2
SE-14-11	345.6	355.2	**9.6**	0.77	69.0
SE-14-15	**59.4**	**79.8**	**20.4**	**3.15**	**41.2**
includes	**59.4**	**62.5**	**3.1**	**8.66**	**102.6**
includes	**67.1**	**70.1**	**3.0**	**8.52**	**112.7**
includes	**74.6**	**78.0**	**3.4**	**2.91**	**18.2**
SE-14-15	95.0	96.0	1.0	1.24	35.2
SE-14-15	**194.2**	**195.5**	**1.3**	**2.50**	**158.0**
SE-14-15	236.3	241.4	5.1	0.47	37.1
includes	236.3	237.9	1.6	1.19	84.1
Santa Elena East					
SE-14-16	256.5	259.8	1.2	0.14	28.4
SE-14-17	513.1	522.0	8.9	0.76	46.4
includes	514.5	518.9	4.4	1.26	75.2
SE-14-18A	623.8	629.5	5.7	0.21	33.2
SE-14-21	1,060.2	1,061.2	1.0	0.17	44.4
SE-14-21	1,070.1	1,074.7	4.6	0.52	89.3
includes	**1,072.2**	**1,072.6**	**0.5**	**4.60**	**773.0**
SE-14-21	1,092.2	1,094.6	2.4	1.94	5.5
SE-14-21	1,143.0	1,147.2	4.2	0.02	78.9
includes	**1,144.4**	**1,145.3**	**0.8**	**0.07**	**376.0**

All samples were independently prepared and assayed at Inspectorate Labs of Reno, NV.

The purpose of this surface drill program was to further explore the western extension ("Santa Elena West") of the MMZ, better define and expand the current resources at both Tortuga and El Cholugo, and to explore the eastern extension ("Santa Elena East") of the high grade plunging MMZ that is currently being mined.

Hole SE-14-01 was a geotechnical hole and was not meant to intercept mineralization. Holes SE-14-05, 8, 13, 19, and 20 did not intercept significant mineralization or were lost before intercepting the target area. Hole SE-14-18A is a wedge hole off of hole 18 that was lost while drilling.

The drill hole SE-14-21 represents a step out of 250 metres down plunge along the Santa Elena Vein from the closest existing drill hole results (see attached Figures), supporting continuity of the MMZ with similar mineralogy and hydrothermal textures of a low sulphidation Ag-Au system.

The Santa Elena West drilling showed that the MMZ becomes discontinuous and lower grade beyond the current ultimate pit west wall. Further drilling in this area is not warranted except for follow up of deep intercepts associated with Tortuga.

Tortuga and El Cholugo zones were better defined with higher grade near the intersection with MMZ with decreasing grades in more distal intercepts. Further interpretation work is ongoing with the anticipation of follow up underground drilling in the future.

Santa Elena East drilling showed lower grade intercepts within the MMZ outside the projected high grade plunge (see attached long section. Follow up drilling to intercept the projected high grade plunge will be completed in H1 2015. Further drilling from underground is anticipated only when the underground ramp bottom (est. 325 metre elevation) is reached in late 2015 or early 2016. The Company is planning on driving an exploration drift to the east once the current underground ramp reaches the target depth. This drift will be utilized to explore for potential deeper resources as the MMZ continues to the east.

Note that the depths of drill hole intercepts are within vertical elevations currently planned for underground mining except for hole SE-14-21.

The Qualified Person under *National Instrument 43-101 Standards of Disclosure for Mineral Projects* for this News Release is N. Eric Fier, CPG, P.Eng., Chief Operating Officer of SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of eight years. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya Project in Durango State, Mexico.

metal price fluctuations; risks related to the fluctuations in the price of consumed commodities; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, except as otherwise required by applicable law.

Contact: Fred Cooper
Telephone: (604) 694-1730 ext. 108
Fax: (604) 694-1761
Toll Free: 1-866-691-1730
Email: info@silvercrestmines.com
Website: www.silvercrestmines.com
Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1


580,250 mE
580,500 mE
580,750 mE
581,000 mE
581,250 mE
581,500 mE
581,750 mE
582,000 mE
582,250 mE
3,321,750 mN
3,321,500 mN
3,321,250 mN
Tortuga
El Cholugo I & II
Main Mineralized Zone (MMZ)
A
A'
B
C
D
E
F
G
SE-14-05
SE-14-04
SE-14-03
SE-14-06
SE-14-09
SE-14-07
SE-14-13
SE-14-15
SE-14-11
SE-14-02
SE-14-12
SE-14-10
SE-14-08
SE-14-14
Santa Elena West
Underground Workings (Dec. 31, 2014)
Santa Elena East
SE-14-01
SE-14-16
SE-14-17
SE-14-20
SE-14-19
SE-14-18
SE-14-18A
SE-14-21
2006 - 2012 SURFACE
2013 UNDERGROUND INFILL PROGRAM
2014 UNDERGROUND INFILL PROGRAM
2014 SURFACE EAST
2014 SURFACE WEST
2015 SURFACE PROPOSAL
UNDERGROUND WORKINGS
Veins
Fractures
Faults (A-G)
Stockwork
Regional Faults
Roads
N
0
125
250
meters
SILVERCREST
MINES INC.

Figure 1 - Location Map
Q3/Q4 Surface Drilling Program at Santa Elena Mine



Figure 2 - Santa Elena Main Mineralized Zone Long Section (Looking North)